UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required]

For the fiscal year ended June 30, 2002

OR

[ ]	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

For the transition period from                to

Commission File Number 1-8703

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTERN DIGITAL CORPORATION 401(K) PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WESTERN DIGITAL CORPORATION
20511 Lake Forest Drive
Lake Forest, California 92630

INTRODUCTION
REQUIRED INFORMATION
SIGNATURES
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
Schedule of Assets (Held at End of Year)
INDEX TO EXHIBITS
EXHIBIT 23

INTRODUCTION

     Western Digital Corporation (the “Company”) has established the Western Digital Corporation 401(K) Plan (the “Plan”), formerly known as the Western Digital Corporation Retirement Savings and Profit Sharing Plan. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) as a profit sharing plan and Section 401(k) of the Code as a cash or deferred arrangement plan.

REQUIRED INFORMATION

I.	Financial Statements:

These statements are listed in the Index to the Financial Statements.

II.	Exhibits:

Consent of Independent Auditors.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

WESTERN DIGITAL CORPORATION 401(K) PLAN

Date: December 16, 2002	By:	/s/ Scott Mercer

D. Scott Mercer Chairperson of the Retirement Plan Committee

WESTERN DIGITAL CORPORATION 401(K) PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

Page

Independent Auditors’ Report	5
Statements of Net Assets Available for Plan Benefits as of June 30, 2002 and 2001	6
Statements of Changes in Net Assets Available for Plan Benefits for the years ended June 30, 2002 and 2001	7
Notes to Financial Statements	8-14
Schedule of Assets (Held at End of Year)	15

All other schedules are omitted because they are not required by Department of Labor regulations or are not applicable.

INDEPENDENT AUDITORS’ REPORT

Retirement Plan Committee of the Board of Directors
Western Digital Corporation 401(K) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Western Digital Corporation 401(K) Plan (the “Plan”) as of June 30, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Western Digital Corporation 401(K) Plan as of June 30, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                       KPMG LLP

Orange County, California
November 22, 2002

WESTERN DIGITAL CORPORATION 401(K) PLAN
Statements of Net Assets Available for Plan Benefits
(in thousands)

	June 30,

	2002	2001

Assets
Investments, at current value	$110,736	$125,742
Participant loans	2,332	2,579

Net assets available for Plan benefits	$113,068	$128,321

The accompanying notes are an integral part of these financial statements.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Statements of Changes in Net Assets Available for Plan Benefits
(in thousands)

	Year ended June 30,

	2002	2001

Participants’ contributions	$7,192	$7,224
Employer’s contributions	1,445	1,449

Total contributions	8,637	8,673

Interest and dividend income	2,965	9,638
Realized/unrealized loss	(18,012)	(29,777)

Total investment loss	(15,047)	(20,139)

Participant distributions paid	(8,843)	(14,774)

Decrease in net assets available for Plan benefits	(15,253)	(26,240)
Net assets available for Plan benefits at beginning of year	128,321	154,561

Net assets available for Plan benefits at end of year	$113,068	$128,321

The accompanying notes are an integral part of these financial statements.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements

June 30, 2002 and 2001

(1)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Western Digital Corporation 401(K) Plan (the “Plan”), formerly known as the Western Digital Corporation Retirement Savings and Profit Sharing Plan, have been prepared on an accrual basis of accounting and present the net assets available for Plan benefits as of June 30, 2002 and 2001 and changes in net assets available for Plan benefits for the years ended June 30, 2002 and 2001. Unless otherwise indicated, references to specific years are to the Plan’s fiscal year.

Valuation of Investments

Investments in marketable securities and common stock traded on national securities exchanges are valued at current market values, determined through reference to public market information on the last business day of the Plan’s fiscal year. Securities not traded on the last business day are valued at the last reported bid price. Investments in mutual funds are reported at fair market value. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are carried at their outstanding balance which approximates fair market value.

Income Tax Status

The Plan was amended and restated, effective July 1, 2001 to comply with the requirements of GUST (the “GUST Amendments”) and to make certain other changes to the Plan relating to contribution limits and forfeitures (refer to Note 5). The Internal Revenue Service has determined and informed the Company by a letter dated September 25, 2002, that the GUST Amendments and other amendments to the Plan effective July 1, 2001 were designed in accordance with applicable sections of the Code. The Company has previously received a determination letter from the Internal Revenue Service dated January 17, 1997, for Plan amendments on and prior to June 23, 1995 to inform the Company that the Plan is designed in accordance with applicable sections of the Code. Changes to the Plan have been made for the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 which were not addressed in the latest determination letter dated September 25, 2002. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the requirements of the Code. Therefore, no provisions for income taxes are required.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(2)	Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan as defined by the Employee Retirement Income Security Act of 1974 (“ERISA”).

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements (continued)

Administration of the Plan

The Retirement Plan Committee (the “Committee”), appointed by the Board of Directors and consisting of at least three members, has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a non-discretionary trust by T. Rowe Price Trust Company as trustee and are administered under a trust agreement which requires that the trustee hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Committee or its designees. The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company or charged to the trust at the discretion of the Company.

Contributions

U.S.-based employees of the Company, who meet the Plan’s eligibility criteria, are eligible to participate in the Plan and to receive employer matching contributions. During 2002 and 2001, eligible employees may elect to contribute up to 20% and 14%, respectively, of their compensation on a pretax basis and 10% and 9%, respectively, of their compensation on an after tax basis (with an aggregate limit of 20% and 14%, respectively), provided that contributions do not exceed IRS limitations. The Company may make contributions equal to 50% of pretax participant contributions to the Plan, up to the first 5% of the participant’s compensation. Effective January 1, 2000 the Plan was amended to limit the Company’s aggregate maximum matching contribution to $2,000 for any calendar year. The Company may also make additional contributions at its discretion. During 2002 and 2001, the Company did not make any discretionary contributions to the Plan. The Company may suspend matching contributions when it does not have sufficient net profits to make the applicable matching contribution. Contributions, including the Company match to the Plan, are recorded as soon as administratively possible after the Company makes payroll deductions from Plan participants.

Investments

As of June 30, 2001, the Plan had 11 investment options available to eligible participants to the Plan. During 2002, the Plan added four investment options to the Plan. As of June 30, 2002 eligible participants contributions and Company matching contributions could be invested, subject to certain limits, in any or all of the following investment options:

Investment Option	Investment Strategy

Stable Value Fund	The Stable Value Fund purchases shares in the T. Rowe Price Stable Value Mutual Fund, which invests primarily in guaranteed investment contracts (“GICs”), bank investment contracts (“BICs”) and structured investment contracts (“SICs”).

Magellan Fund	The Magellan Fund purchases shares in the Fidelity Magellan Mutual Fund, which invests primarily in common stock of corporations with an emphasis on long-term capital growth.

Equity Index Trust	The Equity Index Fund purchases shares in the T. Rowe Price Equity Index Trust, which invests in, to the extent practicable, all 500 stocks the Standard & Poor’s 500 Stock Index comprises in proportion to their respective weighting in the index.

Western Digital Common Stock Fund	The Western Digital Common Stock Fund invests in the Company’s common stock.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements (continued)

Investment Option	Investment Strategy

PIMCO Return Fund	The PIMCO Return Fund purchases shares in the PIMCO Total Return II Mutual Fund, which invests in a diversified portfolio of intermediate-term fixed income securities with quality and foreign issuer restrictions.

Science & Technology Fund	The Science and Technology Fund purchases shares in the T. Rowe Price Science and Technology Mutual Fund, which invests primarily in common stock of companies expected to benefit from the development, advancement, and use of science and technology.

Equity Income Fund	The Equity Income Fund purchases shares in the T. Rowe Price Equity Income Mutual Fund, which invests primarily in dividend-paying common stock, particularly of established companies with prospects for both increasing dividends and capital appreciation.

Small-Cap Value Fund	The Small-Cap Value Fund purchases shares in the T. Rowe Price Small-Cap Value Mutual Fund, which invests primarily in common stock of corporations with a market capitalization of $1 billion or less that appear to be undervalued.

Janus Fund	The Janus Fund purchases shares in the Janus Mutual Fund, which invests primarily in common stock of larger, more established companies, although it may invest in common stock of smaller companies that offer growth potential.

International Stock Fund	The International Stock Fund purchases shares in the T. Rowe Price International Stock Mutual Fund, which invests primarily in common stock of well-established, non-U.S. corporations.

Mid-Cap Growth Fund	The Mid-Cap Growth Fund purchases shares in the T. Rowe Price Mid-Cap Growth Mutual Fund, which invests primarily in common stocks of companies with a market capitalization within the S&P MidCap 400 Index or the Russell Midcap Growth Index. This investment option was added to the Plan during 2002.

Small Company Growth Fund	The Small Company Growth Fund purchases shares in the Credit Suisse Small Company Growth Mutual Fund, which invests primarily in common stock of small-sized domestic corporations with capital growth potential.

Domini Social Equity Fund	The Domini Social Equity Fund is a mutual fund that purchases common stock in companies included in the Domini 400 Social Index, an index made up primarily of large capitalization U.S. companies selected using certain social and environmental criteria. This investment option was added to the Plan during 2002.

PIMCO High Yield Fund	The PIMCO Return Fund purchases shares in the PIMCO High Yield Mutual Fund, which mainly invests in a diversified portfolio of better quality high yield bonds having maturities within a 2 to 6 year average duration. This investment option was added to the Plan during 2002.

Tradelink Investments	The Tradelink Investment option allows experienced investors to have access to thousands of other mutual funds or other equity investments not otherwise provided as a choice within the Plan. This investment option was added to the Plan during 2002.

As of June 30, 2002, all of the Plan’s assets were invested in mutual funds, Western Digital common stock, publicly traded equity investments or participant loans. Subject to certain limits, participants may transfer all or a portion of the balance in their accounts between investment funds on a daily basis.

As of June 30, 2002 and 2001, the following investments represented greater than 5% of the Plan’s net assets (in thousands):

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements (continued)

Fund	2002	2001

Stable Value Fund	$27,913	$27,293
Magellan Fund	21,479	28,423
Equity Index Trust	10,429	13,029
Western Digital Stock Fund	8,906	9,559
PIMCO Total Return Fund	8,717	8,009
Science & Technology Fund	7,744	14,129
Equity Income Fund	7,660	7,669
Small Cap Value Fund	7,087	*
Janus Fund	5,794	8,514

*Investment did not represent greater than 5% of the Plan’s net assets.

Participant Loans

Loans can be made to a participant up to an amount equal to the lesser of $50,000 reduced by the participant’s highest outstanding balance during the preceding 12 months or 50% of a participant’s vested account balance. The loans bear interest at a rate fixed at the time of the loan equal to 1% above the current prime rate published by T. Rowe Price Trust Company and are generally payable in installments over periods ranging from one to five years, unless the loan is used for the purchase of a primary residence, in which case the repayment period may be up to ten years. Principal and interest payments are allocated to the participants’ accounts in the same manner as their current contributions. The Plan allows participants to have no more than two active loans at a time. The annual interest rate charged on employee loans during 2002 ranged from 5.75% to 10.5%.

Participant Accounts

A separate account is maintained for each participant in each designated fund. Each account is adjusted for contributions and net investment income or loss on a daily basis. Net investment income or loss is allocated to the accounts in the same proportion as the participant’s beginning account balance invested in the fund (as defined in the Plan) bears to the total of all participants’ beginning account balances invested in the fund.

Payment of Benefits

Upon termination, participants may receive a lump-sum payment in cash and/or shares of the Company’s common stock. The nonvested portion of terminated participants’ accounts is forfeited subject to a five-year reinstatement period. During 2001, forfeitures were allocated to remaining participants in the same ratio as each participant’s compensation for the plan year bears to the total compensation for the plan year of all participants eligible to share in the allocation. Effective July 1, 2001, Plan forfeitures not needed to restore forfeited matching contributions are used to pay plan expenses or used by the Company to make employer contributions.

Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements (continued)

Vesting

Participants are at all times one hundred percent vested in the value of their voluntary contributions and the Company’s profit sharing contributions. A participant is fully vested in the Company’s matching contributions and earnings thereon after five years of service (as defined in the Plan), or upon retirement (at normal retirement age), permanent disability or death. The Company intends to continue the Plan indefinitely for the benefit of its participants. However, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(3)	Investments

The Plan’s investments consist of the following at June 30, 2002 (in thousands):

	Shares Held	Current Value

Stable Value Fund:
T. Rowe Price Stable Value Mutual Fund	27,913	$27,913
Magellan Fund:
Fidelity Magellan Mutual Fund	243	21,479
Equity Index Trust:
T. Rowe Price Equity Index Trust	390	10,429
Western Digital Common Stock Fund	2,740	8,906
PIMCO Return Fund:
PIMCO Total Return II Mutual Fund	846	8,717
Science & Technology Fund:
T. Rowe Price Science & Technology Mutual Fund	552	7,744
Equity Income Fund:
T. Rowe Price Equity Income Mutual Fund	340	7,660
Small-Cap Value Fund:
T. Rowe Price Small-Cap Value Mutual Fund	283	7,087
Janus Fund:
Janus Mutual Fund	281	5,794
International Stock Fund:
T. Rowe Price International Stock Mutual Fund	244	2,582
Mid-Cap Growth Fund:
T. Rowe Price Mid-Cap Growth Mutual Fund	32	1,137
Small Company Growth Fund:
Credit Suisse Small Company Growth Mutual Fund	124	948
Socially Responsible Fund:
Domini Social Equity Mutual Fund	4	94
PIMCO Fund:
PIMCO High Yield Mutual Fund	11	94
Tradelink Investments	—	152
Western Digital Participant Loans	—	2,332

		$113,068

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements (continued)

The Plan’s investments consist of the following at June 30, 2001 (in thousands):

	Shares Held	Current Value

Janus Fund:
Janus Mutual Fund	292	$8,514
PIMCO Return Fund:
PIMCO Total Return II Mutual Fund	789	8,009
Magellan Fund:
Fidelity Magellan Mutual Fund	256	28,423
Stable Value Fund:
T. Rowe Price Stable Value Mutual Fund	27,293	27,293
Western Digital Common Stock Fund	2,390	9,559
International Stock Fund:
T. Rowe Price International Stock Mutual Fund	246	2,989
Small-Cap Value Fund:
T. Rowe Price Small-Cap Value Mutual Fund	217	4,945
Science & Technology Fund:
T. Rowe Price Science & Technology Mutual Fund	546	14,129
Equity Income Fund:
T. Rowe Price Equity Income Mutual Fund	310	7,669
Equity Index Trust:
T. Rowe Price Equity Index Trust	399	13,029
Small Company Growth Fund:
Credit Suisse Small Company Growth Mutual Fund	120	1,183
Western Digital Participant Loans	—	2,579

		$128,321

(4)	Profit Sharing Feature

The Company adopted an annual profit sharing feature effective as of the beginning of the Company’s 1992 fiscal year. All eligible domestic employees of the Company who are employed on the last day of the Company’s fiscal year are eligible to participate in the profit sharing component. The amount of profit sharing paid to participants is dependent upon their eligible compensation earned during the fiscal year. A portion of each eligible participant’s allocation of the Company’s profit sharing contribution is deposited into an individual profit sharing account established under the Plan (0% of eligible fiscal year compensation in 2002 and 2001, respectively) and the excess allocable to such participant, if any, is paid as a fiscal year-end cash bonus. Benefits are generally payable following retirement, disability, death, hardship or termination of employment. During 2002 and 2001, the Company did not authorize any defined pre-tax profits to be allocated to the participants and contributed $0 as profit sharing to the Plan.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Notes to Financial Statements (continued)

(5)	Plan Amendments

Effective July 1, 2001, the Plan was amended and restated and the name of the Plan was changed from the Western Digital Corporation Retirement Savings and Profit Sharing Plan to the Western Digital Corporation 401(K) Plan. The amended and restated Plan increases participants’ maximum pre-tax and after-tax contribution limits, changes the uses of forfeitures under the Plan and makes other changes to the Plan in order to comply with the requirements of GUST.

(6)	Party In Interest Transactions

Certain investments in mutual funds, investments within the Tradelink Investment account and assets held in a non-discretionary trust within the Plan are managed by T. Rowe Price Trust Company, the Plan trustee. Purchases and sales involving these investment options are performed in the open market at fair value and qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

WESTERN DIGITAL CORPORATION 401(K) PLAN
Schedule of Assets (Held at End of Year)

June 30, 2002
(in thousands)

	Identity of Issuer, Borrower,	Description of Investment,	Current
	Lessor or Similar Party	Including Collateral or Par Value	Value

*	T. Rowe Price Trust Company	27,913 shares T. Rowe Price Stable Value Mutual Fund	$27,913

	Fidelity Retirement Services	243 shares Fidelity Magellan Mutual Fund	21,479

*	T. Rowe Price Trust Company	390 shares T. Rowe Price Equity Index Trust	10,429

	Pacific Investment Management Company	846 shares PIMCO Total Return II Mutual Fund	8,717

*	T. Rowe Price Trust Company	552 shares T. Rowe Price Science & Technology Mutual Fund	7,744

*	T. Rowe Price Trust Company	340 shares T. Rowe Price Equity Income Mutual Fund	7,660

*	T. Rowe Price Trust Company	283 shares T. Rowe Price Small-Cap Value Mutual Fund	7,087

	Janus Capital Corporation	281 shares Janus Mutual Fund	5,794

*	T. Rowe Price Trust Company	244 shares T. Rowe Price International Stock Mutual Fund	2,582

*	T. Rowe Price Trust Company	32 shares T. Rowe Price Mid-Cap Growth Mutual Fund	1,137

	Credit Suisse Asset Management Securities, Inc.	124 shares of Credit Suisse Small Company Growth Mutual Fund	948

	Domini Social Equity Fund	4 shares Domini Social Equity Fund	94

	Pacific Investment Management Company	11 shares PIMCO High Yield Fund	94

*	Western Digital Corporation	2,740 shares common stock; $.01 par value	8,906

*	Tradelink Investments	Various publically traded equity investments and mutual funds	152

*	Plan Participants	377 participant loans with annual interest rates ranging from 5.75% to 10.5%	2,332

			$113,068

* Parties in interest.

See accompanying independent auditors’ report.

WESTERN DIGITAL CORPORATION 401(K) PLAN

INDEX TO EXHIBITS

Exhibit	Description

23.	Consent of Independent Auditors